

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2014

Via E-mail
Jonathan Cross
President
Forum Acquisitions II, Inc.
c/o BlackPool Acquisitions, LLC
575 Madison Avenue, Tenth Floor
New York, NY 10022

> **Re: Forum Acquisitions II, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed November 20, 2014**
> **File No. 000-55325**

Dear Mr. Cross:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form 10-12G

General

1.　　Note that the registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act, including the requirements to file Forms 10-K, 10-Q and 8-K even if comments remain open on the Form 10. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

Prior Blank Check Company Experience, page 15

2.   We note your disclosure concerning "Bristol Acquisitions, Inc." and its filing status and delinquency. We note that the file number you specified, 000-54144, actually relates to an entity called "Bristol Acquisitions Corp." Please ensure that you use the correct name of the entity in your filing. Also, we note that Bristol Acquisitions Corp. is the subject of a pending SEC Enforcement proceeding. Please disclose the existence and nature of this proceeding in your filing.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 or me at (202) 551-3740 with any other questions.

                                Sincerely,

                                /s/H. Roger Schwall

                                H. Roger Schwall
                                Assistant Director